June 16, 2025

Jay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Suite 201
42 Edward Street
P.O. Box 469
Grand Cayman, KY1-9006
Cayman Islands

       Re: Oxbridge Re Holdings Limited
           Definitive Proxy Statement on Schedule 14A
           Filed May 1, 2023
           File No. 001-36346
Dear Jay Madhu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program